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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.      )

                        WORKGROUP TECHNOLOGY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ---------------------

                        WORKGROUP TECHNOLOGY CORPORATION
                       (NAME OF PERSONS FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  980903 20 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         PATRICK H. KAREIVA, PRESIDENT
                        WORKGROUP TECHNOLOGY CORPORATION
                           ONE BURLINGTON WOODS DRIVE
                        BURLINGTON, MASSACHUSETTS 01803
                                 (781) 270-2600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                WITH COPIES TO:
                             ANDREW E. TAYLOR, JR.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time and together with any Exhibits or Annexes hereto, the "Schedule 14D-9") relates is Workgroup Technology Corporation, a Delaware corporation ("WTC" or the "Company"). The address of the principal executive office of WTC is One Burlington Woods Drive, Burlington, Massachusetts 01803. WTC's telephone number at its principal executive office is (781) 270-2600.

     (b) The title of the class of equity securities is the Company's common stock, $0.01 per share par value ("Common Stock"). As of November 12, 2002, there were 1,841,121 shares of Common Stock outstanding. On a fully-diluted basis (after taking into account all shares of Common Stock issuable upon the exercise of any options to purchase shares of Common Stock for which the applicable per share exercise price is less than the Offer Price (as defined below)), there were 1,937,918 shares of Common Stock outstanding as of November 12, 2002.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The filing person is the subject company. WTC's name, business address and business telephone number are in Item 1(a) above.

     (d) This Schedule 14D-9 relates to the tender offer by SofTech Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of SofTech, Inc., a Massachusetts corporation ("SofTech"), to purchase all of the outstanding shares ("Shares") of Common Stock at a purchase price of $2.00 per Share, net to the seller in cash without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2002 (the "Offer to Purchase"), included in SofTech's and Purchaser's Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the "SEC") on November 20, 2002 (as amended or supplemented from time to time, the "Schedule TO"), and the related Letter of Transmittal (which together collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to this Schedule 14D-9, and are being mailed to stockholders together with the Schedule 14D-9 and are filed as exhibits to the Schedule TO and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 13, 2002 by and among SofTech, Purchaser and WTC (the "Merger Agreement"). The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into WTC (the "Merger"), with WTC surviving as a wholly-owned subsidiary of SofTech (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by SofTech, Purchaser, or WTC or any of their respective subsidiaries and Shares which are owned by stockholders of WTC who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the DGCL) will be converted into the right to receive the Offer Price. The summary and description of the Merger Agreement in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of SofTech is 2 Highwood Drive, Tewksbury, Massachusetts 01876 and its telephone number is
(978) 640-6222. As set forth in the Schedule TO, the principal executive offices of Purchaser is c/o SofTech, Inc., 2 Highwood Drive, Tewksbury, Massachusetts 01876 and its telephone number is (978) 640-6222.

     All information in this Schedule 14D-9 or incorporated into this Schedule 14D-9 by reference concerning Purchaser or SofTech, or actions or events with respect to either of them, was provided by

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Purchaser or SofTech, respectively. Information contained in this Schedule 14D-9 with respect to WTC and its advisors has been provided by WTC.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between WTC or its affiliates and certain of its directors and executive officers are described in the information statement that is attached as Annex A to this
Schedule 14D-9 (the "Information Statement") and is incorporated herein by reference. Each material contact, agreement, arrangement or understanding and any actual or potential conflict of interest between WTC or its affiliates and
(i) its executive officers, directors and affiliates or (ii) SofTech, Purchaser and any of their respective executive officers, directors and affiliates, is either disclosed in the Information Statement or set forth in this Item 3 (Past Contacts, Transactions, Negotiations and Agreements) or in Item 4 (The Solicitation or Recommendation) of this Schedule 14D-9.

     In considering the recommendations of WTC's Board of Directors (the "Board"), WTC's stockholders should be aware that certain members of the Board and certain of WTC's officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement incorporated herein by reference in this Schedule 14D-9. These interests may present them with a conflict of interest. The Board was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with the other matters described below in Item 4 (The Solicitation or Recommendation).

     The Information Statement is being furnished to WTC's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act in connection with SofTech's right (after the closing of the Offer) to designate persons to be appointed to the Board other than at a meeting of the stockholders of WTC.

  CONFIDENTIALITY AGREEMENT

     On October 16, 2002, SofTech and WTC entered into a confidentiality agreement (the "Confidentiality Agreement"). The summary and description of the Confidentiality Agreement in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

  LETTER AGREEMENT

     On October 25, 2002, SofTech and WTC entered into an agreement in principal pursuant to which SofTech would acquire WTC for a purchase price of $2.00 per Share in cash (the "Letter Agreement"). All other terms of the transaction, including the structure, were to be set forth in a definitive agreement. The summary and description of the Letter Agreement in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description of the Letter Agreement are qualified in their entirety by reference to the Letter Agreement which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

  MERGER AGREEMENT

     On November 13, 2002, SofTech, Purchaser and WTC entered into the Merger Agreement. The summary and description of the Merger Agreement and the conditions to the Offer in Section 13 (The Merger Agreement and Other Agreements) and Section 14 (Certain Conditions of the Offer), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

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  STOCKHOLDERS AGREEMENT

     In order to induce SofTech and the Purchaser to enter into the Merger Agreement and commence the Offer, certain holders of Shares, concurrently with the execution and delivery of the Merger Agreement, entered into the Stockholders Agreement (the "Stockholders Agreement"). Such stockholders, who beneficially own in the aggregate 902,465 Shares, or approximately 49% of WTC's outstanding Shares (approximately 47% on a fully diluted basis, including all stock options for which the exercise price is less than the Offer Price) are Robert B. Ashton, Johan Magnusson, Greenleaf Capital, Inc. and Pierre A. Narath. Pursuant to the Stockholders Agreement, such stockholders, among other things:
(i) agreed to tender in the Offer all Shares beneficially owned by each of them;
(ii) agreed to vote such Shares in favor of the Merger and (iii) granted SofTech a proxy with respect to voting such Shares.

     The summary and description of the Stockholders Agreement in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholders Agreement which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

  ESCROW AGREEMENT

     In connection with the purchase of the "run-off" insurance policy of the Company's directors' and officers' liability insurance and indemnification policy, on or before the closing of the Offer, SofTech, Purchaser, Epstein Becker & Green, P.C., as the escrow agent (the "Escrow Agent"), and the directors and officers of the Company then in office shall execute and deliver an escrow agreement (the "Escrow Agreement"). Pursuant to the Merger Agreement, on or before the closing of the Offer, SofTech shall fund the "Escrow Amount" (as defined in the Escrow Agreement) in accordance with the terms of the Escrow Agreement. The summary and description of the Escrow Agreement in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the form of the Escrow Agreement which has been filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

 EFFECTS OF THE OFFER AND THE MERGER UNDER AGREEMENTS BETWEEN WTC AND ITS EXECUTIVE OFFICER AND WTC STOCK OPTION PLANS

  Employment Agreement with Patrick H. Kareiva

     Patrick H. Kareiva, the President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and a member of the Board, has interests in the transactions contemplated by the Merger Agreement. The Board was aware of these interests and considered them, along with the other matters described in Item 4 (The Solicitation or Recommendation -- Reasons for the Recommendation of the Board), in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

     Pursuant to the terms of Mr. Kareiva's Employment Agreement with the Company dated as of April 1, 2001, as amended on December 31, 2001 (the "Employment Agreement"), upon the occurrence of a "Liquidity Event" (as defined in the Employment Agreement), Mr. Kareiva will be entitled to receive the following amounts: (1) a lump sum payment equivalent to twelve months of his "Original Salary" (as defined in the Employment Agreement), which is $360,000, and (2) provided the Company would have earned an operating profit, had the Company paid the Original Salary and the quarterly incentive bonus to Mr. Kareiva during such quarter, a pro-rated portion of an amount equal to 5% of the Company's total quarterly software license revenue (as reported on the Company's regularly prepared financial statements) during the quarter in which there is a change of control of the Company, not to exceed 15% of his then current annual salary. The conditions to receive the quarterly incentive bonus have not been achieved. Accordingly, pursuant to the terms of the Employment Agreement, upon the closing of the Offer, Mr. Kareiva will be entitled to receive $360,000. The Employment Agreement is described in detail in the Information Statement attached as Annex A to this Schedule 14D-9.

     The foregoing summary and description are qualified in their entirety by reference to the Employment Agreement and Amendment No. 1 thereto which have been filed as Exhibits (e)(5) and (e)(6), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  Treatment of Stock Options

     The summary and description of the treatment of stock options under the Merger Agreement contained in Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

  EFFECTS OF THE OFFER AND THE MERGER WITH RESPECT TO WTC'S BOARD OF DIRECTORS

  Director and Officer Indemnification; Insurance

     The Merger Agreement provides that for a period of six years after the Effective Time, SofTech and the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of the Company in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided in the Company's Certificate of Incorporation and By-laws in effect on the date of the Merger Agreement. The Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification as set forth in the Certificate of Incorporation of the Company as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified from and after the Effective Time until at least six years after the Effective Time in any manner that would adversely affect the rights thereunder existing at the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

     The Merger Agreement provides that effective on the closing of the Offer, the Company shall purchase a "run-off" insurance policy of the Company's directors' and officers' liability insurance and indemnification policy with the maximum aggregate limit of liability that can be obtained for a premium of no more than $75,000, with a retention amount not to exceed $100,000, covering claims that may be made during a period of three years after the closing of the Offer against those who are directors and officers of the Company prior to the closing of the Offer for events occurring on or prior to the Offer Closing Date. Such policies may be subject to such customary conditions and exclusions. In connection with the purchase of such "run-off" policy, on or before the closing of the Offer, SofTech, Purchaser, the Escrow Agent, and the directors and officers of the Company then in office shall execute and deliver the Escrow Agreement discussed above, and SofTech shall fund the Escrow Amount in accordance with the terms of the Escrow Agreement.

     The foregoing summary and description of the indemnification and insurance provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

     For additional information on the indemnification and insurance provisions of the Merger Agreement, see Section 13 (The Merger Agreement and Other Agreements) of the Offer to Purchase, which is incorporated herein by reference.

Securities Holdings of Director

     Frederick H. Phillips, a member of the Board, holds an option to purchase 12,000 Shares at an exercise price of $1.13 per Share. Pursuant to the terms of the Amended and Restated 1996 Non-Employee Director Stock Option Plan, Mr. Phillips' option will become exercisable in full twenty days prior to the Effective Time. Pursuant to the terms of the Merger Agreement, at the Effective Time, Mr. Phillips will receive a cash payment of approximately $10,440, which is equal to the difference

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between the Offer Price and the exercise price of such option, multiplied by
12,000 (the number of Shares subject to such option).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (A) RECOMMENDATION OF THE BOARD

     At a meeting held on November 11, 2002, the Board reviewed the status of the acquisition discussions with SofTech. At that meeting, Covington Associates LLC, financial advisor to WTC ("Covington Associates"), delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to WTC's stockholders from a financial point of view. Covington Associates' oral opinion was confirmed in an opinion letter dated November 11, 2002 (the "Fairness Opinion"), a copy of which is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Fairness Opinion is described in more detail below. At the conclusion of the meeting, the Board unanimously
(i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of WTC's Common Stock and (iii) recommended that WTC's stockholders accept the Offer and tender their Shares pursuant thereto.

  (B)(I) BACKGROUND OF THE OFFER

     Prior to November 2000, the Company from time to time held discussions with various companies regarding possible strategic transactions. None of these discussions led to a written offer to purchase the Company.

     Between October 2000 and January 2001, Joseph P. Mullaney, President and Chief Operating Officer of SofTech, suggested on several occasions to Patrick H. Kareiva, Chairman, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company and a member of the Board, that SofTech might be interested in pursuing a possible strategic transaction and/or business combination with the Company. On January 29, 2001, Mr. Mullaney again requested the Company to consider a possible business combination with SofTech. SofTech proposed that it would offer a combination of (i) $2.50 per Share and (ii) one share of SofTech's common stock and that such offer was subject to further due diligence (the "SofTech January 29 Proposal").

     At a February 2, 2001 meeting of the Board, the Board reviewed the SofTech January 29 Proposal. The Board also reviewed the Company's current financial status (including, without limitation, the Company's net book value per Share and the Company's book cash value per Share, which in each case exceeded the value of the SofTech January 29 Proposal), the Company's current business prospects, strategic plan and the potential for enhanced stockholder value as a stand-alone company. Based on the foregoing, the Board concluded that it was not in the best interests of the Company's stockholders to pursue discussions with SofTech, confirmed that the Company was not for sale and authorized management to reject the SofTech January 29 Proposal. On February 5, 2001, the Company rejected the SofTech January 29 Proposal, and SofTech made no further proposals to acquire the Company at that time.

     Between February 2001 and March 2002, Mr. Kareiva from time to time received inquiries from various companies regarding possible strategic transactions involving the Company. None of these inquiries led to a written offer to purchase the Company.

     During the period from November 2001 to March 2002, approximately 40% of the Company's outstanding shares of Common Stock were acquired by Johan Magnusson and Robert Ashton in both private transactions and public market purchases.

     Between March 2002 and July 2002, each of SofTech and Greenleaf Capital, Inc., a significant stockholder, lender and financial advisor to SofTech ("Greenleaf"), acquired an aggregate of approxi-

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mately 12.5% of the Company's outstanding Common Stock in a private transaction and public market purchases.

     On March 15, 2002, Rocket Software, Inc. ("Rocket"), an affiliate of Mr. Magnusson, made an unsolicited offer to purchase all of the outstanding Shares of the Company for $1.50 per Share (the "Rocket March 2002 Offer"). A copy of the Rocket March 2002 Offer was attached to an amended Schedule 13D filed by Mr. Magnusson with the SEC on March 15, 2002. Mr. Ashton supported the Rocket March 2002 Offer in an amended Schedule 13D filed by Mr. Ashton with the SEC on March 18, 2002.

     At a March 19, 2002 meeting of the Board, the Board reviewed the Rocket March 2002 Offer. The Board also discussed various alternatives for the Company. The Board concluded that the Rocket March 2002 Offer was not in the best interests of the Company's stockholders, confirmed that the Company was not for sale and authorized management to reject the Rocket March 2002 Offer. On March 20, 2002, the Company rejected the Rocket March 2002 Offer.

     On April 4, 2002, the Company received an unsolicited letter from SofTech stating that SofTech was prepared to offer an amount in cash and equity that was "significantly in excess" of the Rocket March 2002 Offer contingent upon successful due diligence (the "SofTech April 2002 Letter"). A copy of the SofTech April 2002 Letter was attached to SofTech's amended Schedule 13D filed with the SEC on April 5, 2002. On April 10, 2002, the Company notified SofTech that it was not prepared, at that time, to enter into negotiations with SofTech regarding the SofTech April 2002 Letter, and that in view of the interests expressed by SofTech and other parties, the Company would engage in a review of its strategic options.

     In light of the interests expressed by Rocket, SofTech and other potentially interested parties about various possible business combinations with the Company, in mid-April 2002, Mr. Kareiva, began interviewing investment banking firms to assist the Company in reviewing its strategic options, including evaluating business opportunities and potential strategic transactions.

     On April 18, 2002, the Company received an unsolicited, informal expression of interest from another party regarding a potential business combination with such party which might have resulted in an offer with a possible cash purchase price and contingent earn-out with a total value of between $2.00 to $2.25 per Share.

     At an April 22, 2002 meeting of the Board, the Board discussed various alternatives for the Company and the status of Mr. Kareiva's interviews with prospective investment banking firms.

     At an April 26, 2002 meeting of the Board, the Board reviewed the status of such interviews and authorized Mr. Kareiva to retain Covington Associates as the Company's financial advisor. On April 29, 2002, the Company publicly announced that it had retained Covington Associates to evaluate strategic alternatives.

     Between May 2002 and mid-October 2002, representatives of Covington Associates and Mr. Kareiva prepared materials and solicited interest from approximately 27 companies in the software industry and approximately 20 venture capital firms. During this time, Covington Associates and the Company provided information, made management presentations and accommodated facility tours to interested third parties. Of the companies and venture capital firms contacted, 11 of them entered into confidentiality agreements with the Company to facilitate further due diligence and to obtain further information about the Company. During this same period, representatives of Covington Associates regularly provided the Board and senior management of the Company updates regarding the status of third parties contacted, such third parties' level of interest, if any, in pursuing a possible transaction with the Company, and possible next steps with respect to such interested third parties.

     During the same period, Mr. Mullaney and representatives of Covington Associates discussed at different times, among other things, the proposed form of the Company's confidentiality agreement and SofTech's financial ability to successfully complete a transaction with the Company. Also during the

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period, there were several communications among Mr. Mullaney, representatives of
Covington Associates and representatives of the Company (including Mr. Kareiva and members of the Board) regarding a number of potential scenarios involving a transaction between SofTech and the Company.

     On September 27, 2002, the Company received from SofTech a written expression of interest to acquire the Company (the "SofTech September 27 Proposal"). The SofTech September 27 Proposal stated that SofTech was interested in acquiring all outstanding Shares at a price of $1.75 per Share, plus a potential earn-out of up to an additional $0.25 per Share. The SofTech September 27 Proposal also included a number of contingencies, including minimum levels of cash and stockholders' deficit. After conversations between representatives of Covington Associates and Mr. Mullaney, SofTech revised the SofTech September 27 Proposal by increasing the price per Share to $1.85 and removing the earn-out. All other terms of the SofTech September 27 Proposal remained the same. The revised SofTech September 27 Proposal was delivered to the Company on October 2, 2002 (the "SofTech October 2 Proposal").

     On October 10, 2002, the Company received from Rocket a written proposal to purchase all of the outstanding Shares of the Company for $1.58 per Share (the "Rocket October 2002 Proposal"). A copy of the Rocket October 2002 Proposal was attached to an amended Schedule 13D filed by Mr. Magnusson with the SEC on October 15, 2002.

     By mid-October 2002, the Company had received written expressions of interests to acquire the Company from six companies, including SofTech and Rocket.

     At an October 14, 2002 meeting of the Board, representatives of Covington Associates reviewed with the Board and management of the Company each of the written expressions of interest received from third parties. The expressions of interest of SofTech (as set forth in the SofTech October 2 Proposal), Rocket (as set forth in the Rocket October 2002 Proposal) and the other parties ranged in gross potential value (without any price adjustments) from $1.32 to $1.90 per Share. All of these expressions of interest were subject to significant contingencies including some or all of the following: due diligence, financing, price adjustments based on the Company's working capital, closing cash balances, earnings and net worth. The Board instructed Covington Associates and Mr. Kareiva to go back to these third parties, including SofTech and Rocket, and ask such third parties to increase the amount of their proposals and remove any contingencies.

     Also during the October 14, 2002 meeting of the Board, the Board spoke telephonically with William Johnston, President of Greenleaf and a director of SofTech, to assess Greenleaf's level of interest and commitment to a potential transaction involving SofTech and the Company. The Board also suggested that Mr. Johnston encourage SofTech to execute a confidentiality agreement with the Company if SofTech wished to receive diligence materials from and continue discussions with the Company.

     Between October 14, 2002 and October 23, 2002, representatives of Covington Associates and Mr. Kareiva met with several third parties (including Rocket) regarding improving the terms of such third parties' previously submitted expressions of interest. Also during this period, representatives of Covington Associates and Mr. Kareiva met with representatives of an additional third party that had indicated an interest in pursuing a transaction with the Company.

     On October 16, 2002, the Company publicly announced that it was engaged in discussions with several parties, including Rocket, regarding the possible acquisition of the Company. Also on October 16, 2002, SofTech and the Company executed the Confidentiality Agreement. On that same day, Covington Associates delivered certain diligence material to SofTech.

     As a part of SofTech's due diligence process, on October 18, 2002, Mr. Mullaney, Frederick Lake, a director of SofTech and a legal advisor to Greenleaf, Barry Bedford, a director of SofTech and Chief Financial Officer of Greenleaf, and other representatives of SofTech, and representatives of Covington Associates met with Mr. Kareiva and certain other members of the Company's management regarding the business, strategies and prospects of the Company.

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     On October 22, 2002, the Company received from SofTech a revised written expression of interest to acquire the Company for $1.85 per Share and had fewer contingencies than the SofTech October 2 Proposal (the "SofTech October 22 Proposal"). By its terms, the SofTech October 22 Proposal expired on October 25, 2002.

     Also on October 22, 2002, the Company received a written expression of interest from a third party that was in discussions with the Company proposing to acquire the Company for $1.88 per Share (the "October 22 Third Party Proposal"). The October 22 Third Party Proposal was subject to several contingencies including, without limitation, an extended due diligence period (through November 29, 2002). Additionally, by its terms, the October 22 Third Party Proposal was subject to final approval by the third party's board of directors.

     On October 23, 2002, the Company received from SofTech a revised written expression of interest to acquire the Company for $2.00 per Share (the "SofTech October 23 Proposal"). All other terms of the SofTech October 23 Proposal were the same as the SofTech October 22 Proposal.

     At an October 23, 2002 meeting of the Board, representatives of Covington Associates reviewed with the Board and management of the Company the current status of the various third party proposals (including, without limitation, the October 22 Third Party Proposal, the Rocket October 2002 Proposal and the SofTech October 23 Proposal). The Board determined, after consultation with the representatives of Covington Associates regarding their discussions with such third parties, that certain proposals still contained significant contingencies and purchase price adjustments, and that such proposals were unlikely to be revised to remove such contingencies and price adjustments. The Board instructed Covington Associates and Mr. Kareiva to go back to those third parties (including SofTech) who had significantly improved their offers since the October 14, 2002 meeting of the Board to ask them to improve their offers and to remove any contingencies. The Board also instructed Covington Associates and Mr. Kareiva to go back to the third party that made the October 22 Third Party Proposal to ask it to improve its offer and to remove any contingencies.

     Between October 23, 2002 and October 25, 2002, representatives of Covington Associates and Mr. Kareiva contacted certain third parties (including SofTech and the third party that proposed the October 22 Third Party Proposal) to discuss their expressions of interests which were reviewed at the October 23, 2002 meeting of the Board.

     On October 24, 2002, Mr. Mullaney and other representatives of SofTech and representatives of Greenleaf and Covington Associates met again with Mr. Kareiva and certain other members of the Company's management as a part of SofTech's diligence process regarding certain diligence matters and proposed business activities of the Company.

     On October 25, 2002, the Company received a revised October 22 Third Party Proposal (the "October 25 Third Party Proposal"). The October 25 Third Party Proposal provided for a purchase price of between $2.10-$2.15 per Share and proposed a shorter due diligence review period. By its terms, the October 25 Third Party Proposal was subject to final approval by the third party's board of directors.

     At an October 25, 2002 meeting of the Board, the Board reviewed with representatives of Covington Associates and management of the Company the status of received expressions of interests (including the SofTech October 23 Proposal and the October 25 Third Party Proposal). With respect to the October 25 Third Party Proposal, the Board discussed the fact that the third party making such proposal had only recently started its due diligence review of the Company, that such proposal was subject to ongoing due diligence, that the proposed purchase price in such proposal was not fixed but was possibly subject to revision and contingent upon, among other things, further due diligence, and that such proposal had not yet received final approval by the third party's board of directors. The Board also discussed the fact that the SofTech October 23 Proposal expired by its terms on October 25, 2002. In light of the foregoing, the Board authorized Mr. Kareiva to negotiate and execute the Letter Agreement evidencing the SofTech October 23 Proposal, as such letter agreement was required by SofTech as a condition to moving forward with negotiations on the terms of a definitive agreement.

     On October 28, 2002, the Company publicly announced that it had reached an agreement in principal with SofTech regarding SofTech's acquisition of the Company for a cash purchase price of $2.00 per Share.

     On October 28, 2002, Messrs. Mullaney, Lake and Bedford and Mr. Kareiva and representatives of each of Covington Associates and Testa, Hurwitz & Thibeault, LLP, the Company's legal counsel, met at the offices of the Company's legal counsel to discuss certain legal and business matters. On that same day, the Company's legal counsel delivered an initial draft of the proposed Merger Agreement to Epstein, Becker & Green, P.C., SofTech's legal counsel. On October 28, 2002, SofTech's counsel delivered an initial draft of the proposed Stockholders Agreement to the Company's legal counsel.

     During the weeks of October 28, 2002 and November 4, 2002, the Company's legal counsel, in consultation with Mr. Kareiva, negotiated with SofTech's legal counsel the terms and conditions of the proposed Merger Agreement including, without limitation, representations and warranties, covenants, termination provisions, termination fees and conditions to the Offer. During this period, the Company's legal counsel, in consultation Mr. Kareiva, also negotiated with SofTech's legal counsel the terms and conditions of the proposed Stockholders Agreement.

     At a November 6, 2002 meeting of the Board, Mr. Kareiva, representatives of Covington Associates and representatives the Company's legal counsel provided updates on the status of negotiations with SofTech. The Company's legal counsel reviewed the terms of the proposed Merger Agreement and proposed Stockholders Agreement. Covington Associates then presented a review of the financial analysis of the proposed cash tender offer of $2.00 per Share for all Shares and further indicated it was prepared to deliver an opinion to the Board that the consideration to be received in connection with the Offer was fair from a financial point of view to the holders of the Shares.

     At a November 11, 2002 meeting of the Board, Mr. Kareiva and representatives of Covington Associates and the Company's legal counsel provided updates on the status of negotiations with SofTech. The Company's legal counsel reviewed the then current terms of the proposed Merger Agreement and proposed Stockholders Agreement. Covington Associates then updated its November 6, 2002 presentation to the Board regarding its financial analysis of the Offer and presented its opinion that the consideration to be received in connection with the Offer was fair from a financial point of view to the holders of the Shares. The Board voted, based in part on the opinion of Covington Associates as to the fairness of the consideration from a financial point of view to the holders of Shares and all other relevant factors in relation to the proposed transaction with SofTech, to approve the Merger Agreement and to recommend to the holders of Shares that they tender their Shares in the Offer conditioned upon Company's legal counsel and Mr. Kareiva continuing to negotiate final transaction documents in accordance with the Board's instructions.

     Following the November 11, 2002 meeting of the Board, the Company and SofTech, and with their respective legal counsels, continued the final negotiation of the Merger Agreement, the Stockholders Agreement and other transaction documents. The Merger Agreement and Stockholders Agreement were executed on November 13, 2002, and the Company issued a press release announcing the Merger Agreement on November 13, 2002. The text of such press release is filed as Exhibit a(2)(iii) to this Schedule 14D-9 and is incorporated herein by reference.

     Reference is made to Section 11 (Background of the Offer) of the Offer to Purchase for a description of the matters considered by SofTech in connection with the transaction.

  (B)(II) REASONS FOR THE RECOMMENDATION OF THE BOARD

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the WTC stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted WTC's senior management and legal and financial advisors and considered a number of factors, including, but not limited to, the following:

     - the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $2.00 per Share for all outstanding Shares to be followed by a merger for the same consideration thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time;

     - the extensive negotiations between WTC and SofTech, leading to the belief by the Board that $2.00 per Share represented the highest price per Share that could be negotiated with SofTech;

     - the fact that $2.00 per Share to be paid in the Offer and as the consideration in the Merger represents: (1) a premium of approximately 102% over the closing sale price of $.99 per Share as reported on the Nasdaq SmallCap Market on September 30, 2002, 30 trading days prior to the execution of the Merger Agreement; (2) a premium of approximately 50% over the closing sale price of $1.33 per Share as reported on the Nasdaq SmallCap Market on October 16, 2002, 20 trading days prior to the execution of the Merger Agreement; and (3) a premium of approximately 16% over the closing sale price of $1.72 per Share as reported on the OTC Bulletin Board on November 13, 2002, the last trading day prior to the execution of the Merger Agreement;

     - the financial analysis and presentations of Covington Associates, and the verbal opinion of Covington Associates delivered to the Board on November 6, 2002 and November 11, 2002 and subsequently confirmed in writing as the Fairness Opinion, to the effect that, as of November 11, 2002 and based upon and subject to certain matters stated in such opinion, the $2.00 per Share Offer Price to be received by holders of Shares pursuant to the Offer was fair to such holders from a financial point of view. Such opinion was directed to the Board in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares pursuant to the Offer. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Covington Associates, is attached as Annex B and is incorporated herein by reference. HOLDERS OF SHARES ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

     - the fact that certain stockholders of the Company, who beneficially own approximately 49% of the outstanding Common Stock of the Company, executed the Stockholders Agreement, pursuant to which such stockholders have agreed to, among other things, tender their Shares in the Offer;

     - the fact that neither the Offer nor the Merger is subject to any financing condition, and that SofTech has represented that it has possession of sufficient funds available to consummate the Offer and the Merger and the transactions contemplated thereby;

     - the fact that WTC had carefully considered over several months a full range of options, and that none of these other options, in the Board's view, was compelling given WTC's size and competitive position;

     - the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate WTC as an independent entity, the range of possible benefits to WTC's stockholders of these alternatives, and the timing and likelihood of accomplishing the goal of any of these alternatives;

     - current financial market conditions, both generally and those affecting "small cap" stocks like WTC, and historical market prices, volatility, trading information and liquidity with respect to the Shares;

     - the fact that, after a more than six-month effort by WTC and Covington Associates to canvas the market for strategic partners and merger and acquisition possibilities that would maximize value for the stockholders of WTC, in the Board's view, the other proposals to acquire WTC contained significant risks and uncertainties; and

     - the fact that, under the terms of the Merger Agreement, prior to the consummation of the Offer, the Board may approve a superior proposal to be acquired by a third party if the Board has determined in good faith, after taking into consideration advice of its outside legal counsel, that such approval is required by reason of the Board's fiduciary duties under applicable law, and further provided that WTC shall have paid a termination fee of $450,000 to SofTech.

     The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The determination to recommend that the Company's stockholders accept the Offer was made after consideration of all of the factors discussed above and the business prospects of the Company, taken as a whole.

  (C) INTENT TO TENDER

     After reasonable inquiry and to WTC's knowledge, each executive officer and director of WTC currently intends to tender all Common Stock held of record or beneficially owned by such person to Purchaser in the Offer, except for persons who by tendering would incur liability under Section 16(b) of the Exchange Act. In connection with the execution of the Merger Agreement, certain stockholders of WTC entered into a Stockholders Agreement with SofTech and Purchaser, pursuant to which such stockholders contractually committed to tender shares of Common Stock totaling 902,465 shares in the aggregate. Such stockholders have agreed not to withdraw any Shares tendered so long as the Offer remains outstanding.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     WTC retained Covington Associates to provide financial advisory services in connection with evaluating business opportunities and possible strategic transactions for WTC, which includes the Merger and the transactions contemplated by the Merger Agreement. Pursuant to the terms of Covington Associates's engagement, WTC has agreed to pay Covington Associates for its services and the Fairness Opinion an aggregate financial advisory fee equal to $300,000 (less monthly fees previously paid by WTC). This fee is payable in full upon closing of the Offer. In addition, WTC has agreed to reimburse Covington Associates for its reasonable out-of-pocket expenses incurred in connection with rendering such services, including fees and disbursements of its legal counsel. WTC has also agreed to indemnify and hold harmless Covington Associates and certain other related parties against certain liabilities arising out of Covington Associates's engagement.

     Except as set forth above, neither WTC nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of WTC on its behalf with respect to the Offer and the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     During the past 60 days, no transactions in Shares have been effected by WTC or, to WTC's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that WTC has granted stock options to purchase shares of Common Stock in the ordinary course of business to, and issued shares of Common Stock upon the exercise of outstanding stock option held by employees and consultants under its stock plans.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as described in this Schedule 14D-9, WTC is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of WTC's securities by WTC, any subsidiary of WTC, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving WTC or any subsidiary of WTC; (3) a purchase, sale or transfer of a material amount of assets of WTC or any subsidiary of WTC; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of WTC.

     Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

  (A) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

     The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of WTC's stockholders, and the information therein is incorporated herein by reference.

  (B) SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     The Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of Delaware Law so as to render the restrictions on business combinations contained in such Section 203 of Delaware Law inapplicable with respect thereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit (a)(1)(i)    Offer to Purchase, dated November 20, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of SofTech and Purchaser filed November 20, 2002).
Exhibit (a)(1)(ii)   Form of Letter of Transmittal (incorporated by reference to
                     Exhibit (a)(1)(B) to the Schedule TO of SofTech and
                     Purchaser filed on November 20, 2002).
Exhibit (a)(2)(i)    Letter to Stockholders of WTC, dated November 20, 2002.*
Exhibit (a)(2)(ii)   Opinion of Covington Associates LLC, dated November 11, 2002
                     (included as Annex B to this Schedule 14D-9).*
Exhibit (a)(2)(iii)  Press Release issued by WTC on November 13, 2002
                     (incorporated by reference to the Schedule 14D-9-C of WTC
                     filed on November 13, 2002).
Exhibit (a)(2)(iv)   Joint Press Release issued by SofTech and WTC on November
                     20, 2002 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of SofTech and Purchaser filed November 20,
                     2002).
Exhibit (e)(1)       Confidentiality Agreement, dated as of October 16, 2002,
                     among WTC and SofTech (incorporated by reference to Exhibit
                     99.1 to the Schedule 13D/A filed November 15, 2002 by
                     SofTech and Purchaser).
Exhibit (e)(2)       Letter Agreement, dated October 25, 2002, by and between
                     SofTech and WTC (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed November 15, 2002 by SofTech and
                     Purchaser).
Exhibit (e)(3)       Agreement and Plan of Merger, dated as of November 13, 2002, among WTC, SofTech and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed November 15, 2002 by
                     the Company).
Exhibit (e)(4)       Stockholders Agreement among SofTech, Purchaser, WTC and
                     certain stockholders of WTC (incorporated by reference to
                     Exhibit 99.1 to the Form 8-K filed November 15, 2002 by the
                     Company).
Exhibit (e)(5)       Employment Agreement between the Company and Patrick H.
                     Kareiva (filed as Exhibit 10.15 to the Company's Annual
                     Report on Form 10-K for the fiscal year ended March 31, 2001 and incorporated herein by reference).
Exhibit (e)(6)       Amendment No. 1 to Employment Agreement between the Company and Patrick H. Kareiva effective as of December 31, 2001
                     (filed as Exhibit 10.2 to the Company's Quarterly Report on
                     Form 10-Q for the fiscal quarter ended December 31, 2001 and incorporated herein by reference).
Exhibit (e)(7)       Escrow Agreement among SofTech, Purchaser, Epstein Becker &
                     Green, P.C. and certain executive officers and directors of
                     WTC (incorporated by reference to Exhibit B of Exhibit 2.1 to the Form 8-K filed November 15, 2002 by the Company).
Exhibit (e)(8)       Information Statement of WTC, dated November 20, 2002
                     (included as Annex A to this Schedule 14D-9).*
ANNEX A              Information Statement
ANNEX B              Opinion of Covington Associates LLC

---------------

* Included with the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WORKGROUP TECHNOLOGY CORPORATION

                                          By:    /s/ PATRICK H. KAREIVA
                                            ------------------------------------
                                                     Patrick H. Kareiva
                                            President, Chief Executive Officer,
                                              Chief Financial Officer, Secretary
                                                        and Treasurer

Dated: November 20, 2002

                                                                         ANNEX A

                        WORKGROUP TECHNOLOGY CORPORATION
                           ONE BURLINGTON WOODS DRIVE
                        BURLINGTON, MASSACHUSETTS 01803

                             ---------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about November 20, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Workgroup Technology Corporation, a Delaware corporation ("WTC" or the "Company"), to the holders of common stock, par value $.0l per share (the "Common Stock"), of the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by SofTech Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of SofTech, Inc. a Massachusetts corporation ("SofTech"), to a majority of seats on WTC's Board of Directors (the "Board").

     On November 13, 2002, WTC, SofTech and Purchaser, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase all outstanding shares of Common Stock (the "Shares") at a price per Share of $2.00, net to the seller in cash without interest (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated November 20, 2002, and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to WTC stockholders and are filed as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and SofTech with the U.S. Securities and Exchange Commission (the "SEC") on November 20, 2002.

     The Merger Agreement provides that, following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained therein, Purchaser will be merged with and into WTC (the "Merger"), with WTC surviving as a wholly-owned subsidiary of SofTech (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by SofTech, Purchaser, or WTC or any of their respective subsidiaries and Shares which are owned by stockholders of WTC who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with applicable Delaware law) will be converted into the right to receive the Offer Price.

     The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex A, which was filed by WTC with the SEC on November 20, 2002 and which is being mailed to WTC stockholders along with this Information Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 20, 2002. The Offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on December 18, 2002, unless the Offer is extended in accordance with the terms of the Merger Agreement. Upon the expiration of the Offer, assuming all of the conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act. This

Information Statement supplements information in the Schedule 14D-9. Information herein relating to SofTech, Purchaser or the Purchaser Designees (as defined below) has been provided by SofTech and Purchaser. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement at this time.

     The Common Stock is the only class of voting securities of WTC outstanding. Each share of Common Stock entitles the holder thereof to one vote. As of November 12, 2002, there were 1,841,121 shares of Common Stock outstanding.

                   DESIGNEES TO THE BOARD OF DIRECTORS OF WTC

     The Merger Agreement provides that within two business days after the acceptance for payment of, and payment by Purchaser for, a number of Shares such that SofTech and Purchaser shall own at least two-thirds of the outstanding Shares (the "Director Change Date"), and provided that the Escrow Agreement (as defined in the Merger Agreement) has been fully executed by the parties thereto and the "Escrow Amount" (as defined in the Escrow Agreement) has been delivered to the "Escrow Agent" (as defined in the Escrow Agreement), Purchaser will be entitled to designate three directors to the Company's board of directors (the "Purchaser Directors"), and the Company will be entitled to designate one director who is a director of the Company as of the date the Merger Agreement is signed and who is otherwise not (1) an employee, officer, director or affiliate of SofTech or Purchaser or (2) an employee or officer of the Company (the "Independent Director"). The Company's obligations with respect to this section of the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 General Rules and Regulations under the Exchange Act.

     In the event that Purchaser's designees are elected or designated to the Company's board of directors, then, until the Effective Time, the Company will cause the Company's board of directors to have at least one Independent Director, provided, however, that if the Independent Director is unable to serve for any reason, then the Purchaser Directors shall designate one person to fill such vacancy who shall not be (1) an employee, officer, director or affiliate of SofTech or Purchaser or (2) an employee or officer of the Company, to serve as the Independent Director, and such person shall be deemed to be an Independent Director. The Company has agreed to take all actions necessary to effect the foregoing.

     If the Purchaser Directors constitute a majority of the Company's board of directors after the Director Change Date and prior to the Effective Time, then the affirmative vote of the Independent Director will be required to (i) amend or terminate the Merger Agreement by the Company; (ii) extend the time for performance of any obligation of SofTech or Purchaser (except with respect to the commencement of a Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act) or (iii) waive the compliance by SofTech or Purchaser with any provision under the Merger Agreement for the benefit of the Company or holders of Shares; provided that any amendment or waiver to the indemnification obligations the Surviving Corporation cannot be made without the express written consent of all persons who would be adversely affected by such amendment or waiver.

     Purchaser has informed the Company that it currently intends to designate three directors of the Company following the consummation of the Offer. It is currently anticipated that Purchaser will designate the persons listed below (the "Purchaser Designees") to serve as the directors of the Company following completion of the Offer. The name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the Purchaser Designees are set forth below. Each such person is a citizen of the United States. The business address of each such person unless otherwise indicated is c/o SofTech, Inc., 2 Highwood Drive, Tewksbury, Massachusetts 01876.

PURCHASER DESIGNEES

NAME                                   AGE                    POSITION WITH SOFTECH
----                                   ---   -------------------------------------------------------
Joseph P. Mullaney...................  45    President and Chief Operating Officer, Director
Jean J. Croteau......................  47    Vice President, Operations, Director
Victor G. Bovey......................  45    Vice President, Engineering, Director

     Mr. Mullaney, 45, has been the President and Chief Operating Officer of SofTech since June 2001. From November 1993 until June 2001 he served as Vice President, Treasurer and Chief Financial Officer of SofTech. He joined SofTech in May 1990 as Assistant Controller and was promoted to Corporate Controller in June 1990. Prior to his employment with SofTech he was employed for seven years in the Boston office of Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP) as an auditor in various staff and management positions.

     Mr. Croteau, 47, has been the Vice President, Operations, since July 2001. He joined SofTech in 1981 as Senior Contracts Administrator and was promoted to various positions of greater responsibilities until his departure in 1995. He rejoined SofTech in 1998. From 1995 to 1998 he served as Director of Business Operations for the Energy Services Division of XENERGY, Inc.

     Mr. Bovey, 45, has been Vice President, Engineering, since March 2000. He joined SofTech in November 1997 as Director of Product Development. Prior to his employment with SofTech, he was employed for thirteen years within CIMLINC Incorporated in various engineering and product development positions

     Purchaser has informed WTC that each of the Purchaser Designees has consented to serve as a director, if so designated. If necessary, Purchaser may select additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the potential Purchaser Designees (i) is currently a director of, or holds any position with, WTC, (ii) has a familial relationship with any directors or executive officers of WTC, or (iii) to WTC's knowledge, beneficially owns any securities (or other rights to acquire any securities) of WTC. Purchaser has advised WTC that, to Purchaser's knowledge, none of the potential Purchaser Designees has been involved in any transaction with WTC or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed in this Information Statement or in the Schedule 14D-9.

                            CURRENT DIRECTORS OF WTC

     The table below presents information about WTC's current directors. None of the directors has any family relationship to any executive officer or to any other director of WTC. Ages are as of November 12, 2002.

                                                                                       DIRECTOR
NAME                                    AGE                  POSITION                   SINCE
----                                    ---                  --------                  --------
Patrick H. Kareiva....................  58    Chairman, Director, President, Chief       1999
                                              Executive Officer, Chief Financial
                                              Officer, Treasurer and Secretary
Douglas A. Catalano(1)................  51    Director                                   2000
James M. McConnell(1).................  61    Director                                   2000
Frederick H. Phillips(1)..............  53    Director                                   2001

---------------

(1) Member of the Audit Committee and Compensation Committee

     Mr. Kareiva, 58, was elected President, Chief Executive Officer and Secretary of the Company in September, 1999 and Chief Financial Officer and Treasurer in November, 1999. From 1980 to 1999, Mr. Kareiva was President and Sole Proprietor of Rockledge Group, a management consulting firm. Concurrently, from 1996 to 1997, Mr. Kareiva also served as President and Chief Financial Officer of Scitex America Corporation, a wholly-owned subsidiary of Scitex Corporation, Ltd.

     Mr. Catalano, 51, has been a Director since June 2000. Since October 1999, he has served as President, CEO, and a Director of Granitar Incorporated, a consulting and systems integration firm, and has served as its Chairman since April 2001. From August 1998 until October 1999, he was a Principal and Sole Proprietor of Swan Partners. From December 1996 until October 1997, he served as President, CEO, and a Director of Peritus Software Services, Inc., and from November 1982 until December 1996, he held various positions at Computer Sciences Corporation, including that of President of CSC Consulting, a division of Computer Sciences Corporation.

     Mr. McConnell, 61, has been a Director since June 2000. From April 1990, until his retirement in September 2001, he served as President, CEO, and a Director of Instron Corporation, a manufacturer of materials and structural testing systems. From 1987 through 1990, he was President and CEO of Automatic Switch Company, and also formerly served as President of Rosemont, Inc., both wholly owned subsidiaries of Emerson Electric Corporation. He also currently serves as a Director of ESCO Technologies, Inc.

     Mr. Phillips, 53, has been a Director since June 2001. Since May 2001, he has served as Chief Financial Officer of Spotfire Holdings, Inc., an analytic software and services firm. From 1999 through 2001, he was Senior Vice President and Chief Financial Officer of Prime Response, Inc. From 1996 through 1998, he was Vice President, Finance and Administration, Chief Financial Officer of Cayenne Software, Inc. From 1988 through 1995, he was Assistant Treasurer of Lotus Development Corporation.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors met seven times during the fiscal year ended March 31, 2002. Each of the directors, attended 100% of the aggregate of all meetings of the Board of Directors and Compensation and Audit Committees, of which they were a member thereof during fiscal 2002. The Audit Committee of the Board of Directors reviews with management and the Company's independent public accountants the Company's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent accountants upon the financial condition of the Company and its accounting controls and procedures and such other matters as the committee deems appropriate. During fiscal 2002, the Audit Committee, which consisted of Messrs. McConnell, Catalano and Phillips, directors of the Company, met five times. The Compensation Committee makes recommendations concerning the salaries and incentive compensation of executive officers of the Company and administers the Company's stock plans. During fiscal 2002, the Compensation Committee, which consisted of Messrs. McConnell, Catalano and Phillips, did not meet. The Board of Directors does not currently have a standing nominating committee.

DIRECTOR COMPENSATION

     Employee directors do not receive cash compensation for their service as members of the Board of Directors. Non-employee directors receive $500 per telephonic meeting and $2,000 per board meeting as cash compensation as members of the Board of Directors.

     Non-Employee Directors are eligible for participation in the Amended and Restated Non-Employee Directors Stock Option Plan (the "Director Plan"). Under the Director Plan, a Non-Employee Director that is elected or appointed after June 1, 2000 shall automatically receive an initial NQSO to purchase 12,000 shares of Common Stock upon the later of (i) the date on which the stockholders of the Company approve the amendment and restatement of the Director Plan or
(ii) the date on which the Non-Employee Director first is elected to the Board of Directors. Each Non-Employee Director who is still a member of the Board of Directors upon the full vesting of his most recently granted option under the Director Plan shall receive automatically during the term of the Director Plan, and without further action by the Board of Directors, an additional NQSO to purchase 12,000 shares of Common Stock.

     All options granted under the Director Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant. The term of each option will be for a period of ten years from the date of grant. Options may not be assigned or transferred except by will or by the laws of descent and distribution and are exercisable to the extent vested only while the optionee is serving as a director of the Company or within 90 days after the optionee ceases to serve as a director of the Company (except that if a director dies or becomes disabled while he or she is serving as a director of the Company, the option is exercisable for a one-year period thereafter). No options may be granted under the Directors Plan after January 26, 2006.

AUDIT FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended March 31, 2002 and for the review of the financial statements included in the Company's Forms 10-K for the fiscal year ended March 31, 2002 were approximately $70,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     There were no fees billed by PricewaterhouseCoopers LLP for financial information systems design and implementation professional services for the fiscal year ended March 31, 2002.

ALL OTHER FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for services other than those described above for the fiscal year ended March 31, 2002 totaled approximately $12,000 and were primarily for tax services performed. The Company's Audit Committee has determined that the provision of the services provided by PricewaterhouseCoopers LLP as set forth herein are compatible with maintaining PricewaterhouseCoopers LLP's independence.

                         REPORT OF THE AUDIT COMMITTEE

     The following is the report of the Audit Committee with respect to WTC's audited financial statements for 2002. This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if WTC specifically incorporates the information by reference. In addition, this report shall not otherwise be deemed soliciting material or filed under these Acts.

     This report is submitted by the Audit Committee of the Board, which reviews with the independent auditors and management the annual financial statements and independent auditors' opinion, reviews the results of the audit of the Company's annual financial statements and the results of the reviews of the quarterly financial statements for each of the first three quarters in the fiscal year with the independent auditors, recommends the retention of the independent auditors to the Board and periodically (at least quarterly) reviews the Company's accounting policies and internal accounting and financial controls for the fiscal year ended March 31, 2002. Messrs. Catalano, Phillips and McConnell served on the Audit Committee for the fiscal year ended March 31, 2002. None of Messrs. Catalano, Phillips or McConnell are officers or employees of the Company, and aside from being directors of the Company, each is otherwise independent of the Company (as independence is defined pursuant to Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards). The Audit Committee operates under a written charter adopted by the Board of Directors.

     The Audit Committee has reviewed the audited balance sheets of the Company for the fiscal years ending March 31, 2002 and March 31, 2001, and the audited statements of operations, stockholders' equity and cash flows for each of the three years ended March 31, 2002, and has discussed them with both management and PricewaterhouseCoopers LLP, the Company's independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-Q for the fiscal year ended March 31, 2002.

Respectfully submitted by the Audit Committee on June 18, 2002:

                                          Douglas A. Catalano
                                          James M. McConnell
                                          Frederick H. Phillips

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of November 12, 2002: (i) the name and address of each person who, to the knowledge of the Company, owned beneficially more than 5% of the Common Stock of the Company outstanding at such date; (ii) the name of each director or nominee; and (iii) the name of each executive officer identified in the Summary Compensation Table set forth below under "Executive Officers," the number of shares owned by each of such persons and the percentage of the outstanding shares represented thereby, and also sets forth such information for all officers, directors and nominees as a group.

NAME AND ADDRESS                                              AMOUNT AND NATURE   PERCENT OF
OF BENEFICIAL OWNER                                            OF OWNERSHIP(1)     CLASS(2)
-------------------                                           -----------------   -----------
Robert B. Ashton(3).........................................       487,251           26.5%
  c/o Nutter McClennen & Fish LLP
  World Trade Center West
  155 Seaport Boulevard
  Boston, MA 02210
Johan Magnusson(4)..........................................       247,867           13.5%
  c/o Rocket Software, Inc.
  Two Apple Hill Drive
  Natick, MA 01760
SofTech, Inc. and affiliates(5).............................       229,501           12.5%
  2 Highwood Drive
  Tewksbury, MA 01876
Patrick H. Kareiva(6).......................................        93,749            4.8%
James M. McConnell(7).......................................         9,000              *
Douglas A. Catalano(7)......................................         9,000              *
Frederick H. Phillips(8)....................................         6,000              *
All officers, directors and nominees as a group (4
  persons)(9)...............................................       117,749            6.0%

---------------

 *  Less than 1.0%.

(1) Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to the shares. The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

(2) Applicable percentage of ownership as of November 12, 2002 is based upon 1,841,121 shares of Common Stock outstanding on such date. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of November 12, 2002 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Information is based on a Schedule 13D/A which was filed with the SEC on November 15, 2002.

(4) Information is based on a Schedule 13D/A which was filed with the SEC on October 15, 2002.

(5) Includes 100,000 shares owned by Greenleaf Capital, Inc. a significant shareholder, lender and financial advisor to SofTech, Inc. SofTech, Inc. has sole voting and dispositive power with respect to 129,501 shares of Common Stock, and Greenleaf Capital, Inc. has sole voting and dispositive power with respect to 100,000 shares of Common Stock. The foregoing information is based on a Schedule 13D/A which was filed with the SEC on October 29, 2002.

(6) Includes 93,749 shares of Common Stock which may be purchased within 60 days of November 12, 2002 upon the exercise of stock options.

(7) Includes 9,000 shares of Common Stock which may be purchased within 60 days of November 12, 2002 upon the exercise of stock options.

(8) Includes 6,000 shares of Common Stock which may be purchased within 60 days of November 12, 2002 upon the exercise of stock options.

(9) Includes 117,749 shares of Common Stock which may be purchased within 60 days of November 12, 2002 upon the exercise of stock options.

                               EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION SUMMARY

     The following table sets forth summary information concerning the compensation paid or earned for services rendered to the Company in all capacities during the fiscal years ended March 31, 2002, 2001 and 2000 as applicable, to the individual who served as the Company's Chief Executive Officer during fiscal year 2002. This individual is sometimes referred to as the "Named Executive Officer."

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                              COMPENSATION AWARDS(2)
                                              ANNUAL COMPENSATION(1)         -------------------------
                                        ----------------------------------   SECURITIES
                               FISCAL                         OTHER ANNUAL   UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR     SALARY     BONUS     COMPENSATION    OPTIONS     COMPENSATION
---------------------------    ------   --------   --------   ------------   ----------   ------------
Patrick H. Kareiva(3)(4).....   2002    $337,500   $ 54,668         --             --             --
  Chairman, Director,
     President,                 2001     360,000   $108,002         --        125,001             --
  Chief Executive Officer,
     Chief                      2000    $179,415         --         --             --       $100,000(5)
  Financial Officer,
  Treasurer and Secretary

---------------

(1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officer which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits, securities or property received by the Named Executive Officer which do not exceed the lesser of $50,000 or 10% of any such officer's aggregate salary and bonus disclosed in this table.

(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payments during fiscal 2002, 2001 or 2000.

(3) Mr. Kareiva was appointed Director, President, Chief Executive Officer and Secretary of the Company in September 1999, Chief Financial Officer and Treasurer in November 1999, and Chairman in June 2000.

(4) Upon a change of control of the Company or if the Company terminates Mr. Kareiva's employment without cause, Mr. Kareiva will receive a lump sum payment of $360,000, equivalent to twelve months of his original salary ($30,000 per month) and a bonus payment based on a pro-rata percentage of total quarterly software license revenue recognized by the Company, provided the Company earned an operating profit, had it paid Mr. Kareiva his original salary and bonus during such quarter. See also "Employment Contracts".

(5) Represents the Company's payment of a recruiting fee to an affiliate of Mr. Kareiva.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no stock options granted to the Named Executive Officer during the fiscal year ended March 31, 2002.

AGGREGATE OPTION EXERCISES AND YEAR-END VALUES

     Shown below is information with respect to (i) exercises of stock options of the Named Executive Officer during the fiscal year ended March 31, 2002 and
(ii) unexercised options outstanding at March 31, 2002 and the value of such unexercised in-the-money options at March 31, 2002.

 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                        NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                            OPTIONS/SARS            IN-THE-MONEY OPTIONS/SARS
                           SHARES                      AT MARCH 31, 2002(#)(1)       AT MARCH 31, 2002($)(2)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
Patrick H. Kareiva.....       0             0          93,749         31,252(3)         0(4)           0(5)

---------------

(1) Options granted to the Named Executive Officer become fully vested immediately prior to the merger, consolidation, liquidation or sale of substantially all of the assets of the Company or upon a change in the majority of the Board of Directors (excluding any persons approved by a vote of at least a majority of the current Board of Directors).

(2) Value is based on the difference between the option exercise price and the fair market value of the Company's Common Stock on March 31, 2002 ($1.50 per share, the last reported sales price of the Company's Common Stock on the Nasdaq SmallCap Stock Market on March 31, 2002) multiplied by the number of shares underlying the option.

(3) Effective as of June 13, 2002, such options were cancelled and are no longer exercisable.

(4) As of March 31, 2002, the exercise price of the option to purchase an aggregate of 93,749 shares of the Company's Common Stock was above the fair market value of the Company's Common Stock on The Nasdaq SmallCap Market.

(5) As of March 31, 2002, the exercise price of the option to purchase an aggregate of 31,252 shares of the Company's Common Stock was above the fair market value of the Company's Common Stock on The Nasdaq SmallCap Market.

BONUSES

     Mr. Kareiva and certain other senior managers of the Company have participated in incentive compensation plans. The incentive compensation plans provide for the award of cash bonuses which can be earned either through the attainment of pre-established financial goals or individual management objectives established at the beginning of the fiscal year. Currently, all incentive compensation plans have been eliminated or suspended.

EMPLOYMENT CONTRACTS

     The Company has an employment agreement with Mr. Kareiva which was amended on December 31, 2001 and is effective for the period of April 1, 2001 through March 31, 2003, and which automatically renews on a month-to-month basis thereafter. Under the terms of this amended employment agreement, Mr. Kareiva receives a salary of $22,500 per month until the end of the first quarter during which the Company has an operating profit of at least $22,500 (the "Operating Profit Threshold"). From and after the first day following the end of the first quarter in which the Operating Profit Threshold is met, the Company shall resume paying to Mr. Kareiva a monthly salary of $30,000 per month (the "Original Salary"). Also, under the terms of this amended employment agreement, Mr. Kareiva is eligible to receive a quarterly incentive bonus only if, during such quarter, the Company would have earned an operating profit, had the Company paid the Original Salary and the quarterly incentive bonus to Mr. Kareiva during such quarter. The quarterly incentive bonus, if earned, is calculated as 5% of the Company's total software license revenue for that quarter, not to exceed 15% of Mr. Kareiva's then current annual salary. Pursuant to the terms of Mr. Kareiva's amended employment agreement, upon a change of control of the Company or if the Company terminates Mr. Kareiva's employment for any reason other than for cause, Mr. Kareiva will be entitled to receive the following amounts: (1) a lump sum payment equivalent to twelve months of his Original Salary, which is $360,000, and (2) provided the Company would have earned an operating profit, had the Company paid the Original Salary and the quarterly incentive bonus to Mr. Kareiva during such quarter, a pro-rated portion of an amount equal to 5% of the Company's total quarterly software license revenue (as reported on the Company's regularly prepared financial statements) during the quarter in which there is a change of control of the Company or he is terminated, not to exceed 15% of his then current annual salary.

REPORT ON EXECUTIVE COMPENSATION

     This report is submitted by the Board of Directors of the Company (the "Board"). The Board administered the Company's executive compensation program during the fiscal year ended March 31, 2002. The Board is responsible for reviewing and administering the Company's stock plans and reviewing and approving compensation matters concerning the executive officers of the Company.

     The executive compensation program uses a combination of base salary, cash bonuses and long-term incentive compensation in the form of stock options to achieve the following goals:

     - To enhance profitability of the Company and increase stockholder value

     - To reward executives consistent with the Company's annual and long-term performance goals

     - To provide competitive compensation that will attract and retain qualified executives

     - To recognize individual initiative and achievement

     Base salary compensation levels for each of the Company's executive officers are determined by evaluating the individual officer's responsibilities, experience and performance, the internal equity of compensation levels among executive officers, as well as generally available information regarding salaries paid to executive officers with comparable qualifications at companies in businesses comparable to the Company.

     Cash bonuses are determined quarterly and annually pursuant to incentive compensation plans and are based on the Company's achievement of targeted measures of financial performance, including revenue.

     Long-term incentive compensation in the form of stock option grants is designed to align the interests of executive officers more closely with those of the Company's stockholders by allowing those officers to share in long-term appreciation in the value of the Company's Common Stock. It is the Company's policy to grant stock options to executive officers at the time they join the Company in an amount consistent with the employee's position and level of seniority. In addition, the Board, at its discretion, generally makes additional performance-based option grants. In making such performance-based grants, the Board considers both individual and general corporate performance, recommendations of the Chief Executive Officer, existing levels of officer stock ownership and previous option grants and the current stock price. For additional information regarding the grant of options in fiscal 2002, see the table under the heading "Option Grants in Last Fiscal Year."

     Mr. Kareiva's Compensation. Compensation for the Company's President and Chief Executive Officer, Patrick H. Kareiva, is determined in accordance with the policies applicable to executive officers of the Company described above. Mr. Kareiva receives a salary of $22,500 per month until the end of the first quarter during which the Company has an operating profit of at least $22,500 (the "Operating Profit Threshold"). From and after the first day following the end of the first quarter in which the Operating Profit Threshold is met, the Company shall resume paying to Mr. Kareiva a monthly salary of $30,000 per month (the "Original Salary"). Also, under the terms of Mr. Kareiva's amended employment agreement, he is eligible to receive a quarterly incentive bonus only if, during such quarter, the Company would have earned an operating profit, had the Company paid the Original Salary and the quarterly incentive bonus to Mr. Kareiva during such quarter. The quarterly incentive bonus is calculated as 5% of the Company's total software license revenue for that quarter, not to exceed 15% of Mr. Kareiva's then current annual salary (see also "Employment Contracts"). Mr. Kareiva's compensation has been determined by the outside members of the Board based on his responsibilities, experience and base salaries of executives performing similar functions for peer companies. For additional information regarding Mr. Kareiva's fiscal 2002 compensation, see the tables under the headings "Summary Compensation Table" and "Option Grants in Last Fiscal Year."

     Other Benefits. The Company also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Company offers a stock purchase plan, under which employees may purchase Common Stock at a discount. The Company also maintains insurance and other benefit plans for its employees.

     Tax Deductibility of Executive Compensation. In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Board has considered the limitations on deductions imposed by Section 162(m) of the Code and it is the Board's present intention, for so long as it is consistent with the Company's overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Respectfully submitted by the Board of Directors on June 18, 2002:

                                          Douglas A. Catalano
                                          Patrick H. Kareiva
                                          James M. McConnell
                                          Frederick H. Phillips

                            STOCK PRICE PERFORMANCE

     The stock price performance graph below is required by the SEC. It shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if WTC specifically incorporates it by reference. In addition, this stock price performance graph shall not otherwise be deemed soliciting material or filed under these Acts.

STOCK PERFORMANCE GRAPH

     The following graph compares the percentage change in the cumulative total stockholder return on the Company's Common Stock for the five fiscal years ended March 31, 2002 with the cumulative total return on the Russell 2000(R) Index and the Company's "Industry Index." The Company selected an index of companies in the prepackaged software industry as its industry group. Accordingly, the Industry Index reflects the performance of all companies in the prepackaged software industry with 7372 as their Primary Standard Industrial Classification Code Number. The comparison assumes $100 was invested on March 31, 1997 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

                    COMPARISON OF CUMULATIVE TOTAL RETURN(1)

                              (PERFORMANCE CHART)

                                                          FISCAL YEAR ENDING
                                 ---------------------------------------------------------------------
                                 3/31/1997   3/31/1998   3/31/1999   3/31/2000   3/30/2001   3/28/2002
                                 ---------   ---------   ---------   ---------   ---------   ---------
Workgroup Technology Corp......   $100.00     $ 91.18     $ 41.18     $ 44.12     $  5.88     $  8.82
Prepackaged Software...........    100.00      177.74      257.15      452.25      192.52      200.19
Russell 2000 Index.............   $100.00     $141.99     $118.18     $160.15     $133.68     $150.27

---------------

(1) This chart is not "soliciting material", is not deemed filed with the SEC and is not to be incorporated by reference in any filings of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

     The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used on this graph was obtained from Media General Financial Services, a source believed to be reliable, although the Company is not responsible for any errors or omissions in such information.

                           RELATED PARTY TRANSACTIONS

     Other than the compensation arrangements described in "Director Compensation" and "Executive Compensation" and the transactions described below, since March 31, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which WTC was or will be a party in which the amount involved exceeds $60,000 and in which any beneficial owner of more than 5% of the Common Stock, director or executive officer had or will have a direct or indirect material interest.

     SofTech, a beneficial owner of approximately 12.5% of Common Stock as of November 12, 2002, has entered into the Merger Agreement pursuant to which a wholly-owned subsidiary of SofTech will commence a tender offer to purchase all outstanding shares of the Common Stock at a price per share of $2.00, net to the seller in cash without interest. Following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, WTC will become a wholly owned subsidiary of SofTech.

                         COMPLIANCE UNDER SECTION 16(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act, requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended March 31, 2002 and written representations from certain Reporting Persons, the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements in fiscal 2002.

                                                                         ANNEX B

IT IS UNDERSTOOD THAT THIS LETTER IS FOR THE INFORMATION OF THE BOARD OF DIRECTORS OF WORKGROUP TECHNOLOGY CORPORATION ONLY AND MAY NOT BE USED FOR ANY OTHER PURPOSE, REPRODUCED, SUMMARIZED, DESCRIBED OR REFERRED TO OR GIVEN TO ANY PERSON WITHOUT OUR PRIOR WRITTEN CONSENT. THIS LETTER MAY NOT BE RELIED UPON BY ANY OTHER PARTY.

WE HAVE ASSUMED AND RELIED UPON WITHOUT INDEPENDENT VERIFICATION THE ACCURACY AND COMPLETENESS OF THE INFORMATION PROVIDED TO US BY WORKGROUP TECHNOLOGY CORPORATION AND REVIEWED BY US FOR THE PURPOSE OF THIS OPINION.

November 11, 2002

Board of Directors
Workgroup Technology Corporation
One Burlington Woods Drive
Burlington, MA 01803-4503

Gentlemen:

     Workgroup Technology Corporation ("WTC" or the "Company"), SofTech, Inc. ("SofTech"), and SofTech Acquisition Corp. ("SAC") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which SAC intends to acquire all of the issued and outstanding capital stock of WTC in consideration for $2.00 in cash (the "Offer Consideration") for each outstanding share of the Company's common stock, $0.01 par value per share (the "WTC Common Stock"). The terms and conditions of the Offer are set forth in more detail in the Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Agreement.

     You have asked us whether, in our opinion, the Offer Consideration is fair from a financial point of view to the shareholders of WTC.

     In arriving at the opinion set forth below, we have among other things:

          1. Reviewed certain business and financial information relating to WTC that we have deemed relevant;

          2. Reviewed certain information, including relations to the business, earnings, cash flow, assets, liabilities and prospects of WTC furnished to us by WTC;

          3. Conducted discussions with members of senior management of WTC concerning the matters described in clauses 1 and 2 above;

          4. Reviewed the market prices and valuation multiples of WTC Common Stock and compared them from a financial point of view with those of certain publicly traded companies that we deemed to be relevant;

          5. Reviewed the results of operations of WTC and compared them with those of certain publicly traded companies that we deemed to be relevant;

          6. Compared the financial terms of the Offer with the financial terms of certain other transactions what we deemed to be relevant;

          7. Reviewed other alternatives to the Offer that we deemed to be relevant;

          8.  Reviewed the draft of the Agreement dated November 10, 2002;

          9. Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic; and market and monetary conditions; and

          10. Reviewed publicly available information concerning WTC which we believed to be relevant to our inquiry (including Annual Reports on form 10-K, Quarterly Reports on Form 10-Q, press releases, etc. of WTC).

     In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of WTC. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of WTC. With respect to the financial information furnished to or discussed with us by WTC, we have assumed that it has been reasonably prepared and reflects the financial performance of WTC. We assume no responsibility to revise or update our opinion if there is a change in the financial condition or prospects of WTC from that disclosed or projected in the information we reviewed or in general economic or market conditions. The Company has not provided us with updated financial forecasts and for purposes of rendering our opinion we have not performed certain discounted cash flow analyses. We have assumed that the Merger will be consummated on the terms set forth in the Agreement without waiver or amendment of any of the terms or conditions thereof. We have not considered the tax effects to the shareholders of the Company.

     Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to WTC in connection with the Offer and the Merger, pursuant to a limited engagement letter dated April 26, 2002, and will receive a success fee from WTC for our services which such success fee is based upon the successful consummation of the Offer.

     In addition, WTC has agreed to indemnify us for certain liabilities arising out of our engagement.

     This opinion does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should tender his shares to SAC in the Offer or to otherwise vote in favor of the Merger. This opinion does not address the relative merits of the Offer or the Merger and any other transactions or business strategies discussed by the Board of Directors as alternatives to the Offer or the Merger. In rendering this opinion, we have not been engaged to act as a fiduciary of the Company or its shareholders.

     On the basis of, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the Offer Consideration is fair from a financial point of view to the shareholders of WTC.

     We hereby consent to the inclusion of this opinion in its entirety in any prospectus, proxy statement, or solicitation/recommendation statement, as the case may be, filed with the Securities and Exchange Commission and delivered to the stockholders of the Company.

                                          Very truly yours,

                                          /s/ COVINGTON ASSOCIATES LLC
                                          --------------------------------------
                                          Covington Associates LLC

                               INDEX TO EXHIBITS

Exhibit (a)(1)(i)     Offer to Purchase, dated November 20, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of SofTech and Purchaser filed November 20, 2002).
Exhibit (a)(1)(ii)    Form of Letter of Transmittal (incorporated by reference to
                      Exhibit (a)(1)(B) to the Schedule TO of SofTech and
                      Purchaser filed on November 20, 2002).
Exhibit (a)(2)(i)     Letter to Stockholders of WTC, dated November 20, 2002.*
Exhibit (a)(2)(ii)    Opinion of Covington Associates LLC, dated November 11, 2002
                      (included as Annex B to this Schedule 14D-9).*
Exhibit (a)(2)(iii)   Press Release issued by WTC on November 13, 2002
                      (incorporated by reference to the Schedule 14D-9-C of WTC
                      filed on November 13, 2002).
Exhibit (a)(2)(iv)    Joint Press Release issued by SofTech and WTC on November
                      20, 2002 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of SofTech and Purchaser filed November 20,
                      2002).
Exhibit (e)(1)        Confidentiality Agreement, dated as of October 16, 2002,
                      among WTC and SofTech (incorporated by reference to Exhibit
                      99.1 to the Schedule 13D/A filed November 15, 2002 by
                      SofTech and Purchaser).
Exhibit (e)(2)        Letter Agreement, dated October 25, 2002, by and between
                      SofTech and WTC (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed November 15, 2002 by SofTech and
                      Purchaser).
Exhibit (e)(3)        Agreement and Plan of Merger, dated as of November 13, 2002, among WTC, SofTech and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed November 15, 2002 by
                      the Company).
Exhibit (e)(4)        Stockholders Agreement among SofTech, Purchaser, WTC and
                      certain stockholders of WTC (incorporated by reference to
                      Exhibit 99.1 to the Form 8-K filed November 15, 2002 by the
                      Company).
Exhibit (e)(5)        Employment Agreement between the Company and Patrick H.
                      Kareiva (filed as Exhibit 10.15 to the Company's Annual
                      Report on Form 10-K for the fiscal year ended March 31, 2001 and incorporated herein by reference).
Exhibit (e)(6)        Amendment No. 1 to Employment Agreement between the Company and Patrick H. Kareiva effective as of December 31, 2001
                      (filed as Exhibit 10.2 to the Company's Quarterly Report on
                      Form 10-Q for the fiscal quarter ended December 31, 2001 and incorporated herein by reference).
Exhibit (e)(7)        Escrow Agreement among SofTech, Purchaser, Epstein Becker &
                      Green, P.C. and certain executive officers and directors of
                      WTC (incorporated by reference to Exhibit B of Exhibit 2.1 to the Form 8-K filed November 15, 2002 by the Company).
Exhibit (e)(8)        Information Statement of WTC, dated November 20, 2002
                      (included as Annex A to this Schedule 14D-9).*
ANNEX A               Information Statement
ANNEX B               Opinion of Covington Associates LLC

---------------

* Included with the Schedule 14D-9 mailed to stockholders.